Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

May 20, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Margaret Sawicki

Re:	Cibus, Inc. Registration Statement No. 333-295954

Ladies and Gentlemen:

On behalf of Cibus, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-295954) dated May 15, 2026 (the “Registration Statement”) be accelerated to 4:00 p.m., New York City time, on Friday, May 22, 2026, or as soon as practicable thereafter. The Company respectfully requests that you notify Peter E. Devlin of such effectiveness by a telephone call to (212) 326-3978.

Should you have any questions regarding the Registration Statement, please contact Peter E. Devlin at (212) 326-3978.

Thank you for your attention to this matter.

Sincerely,

CIBUS, INC.

By:	/s/ Peter Beetham
Name:	Peter Beetham
Title:	Interim Chief Executive Officer

cc:	Peter E. Devlin

Jones Day